Exhibit 99.1

SUZANO S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/ME): 16.404.287/0001-55

Company Registry (NIRE): 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

1. Date, Time and Place: December 20, 2022, at 10 a.m., in meeting held exclusively in digital form (videoconference), under item 6.4 of the Board of Directors’ (“Board”) Internal Regulations of Suzano S.A. (“Company”).

2. Attendance: The following Directors attended the Meeting: David Feffer (Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Nildemar Secches (Vice-Chairman of the Board), Ana Paula Machado Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Paulo Sergio Kakinoff (Director) and Rodrigo Calvo Galindo (Director). Mrs. Silvia Krueger Pela also participated as an invited guest.

3. Chairman and Secretary: The Meeting was chaired by Mr. David Feffer and Mrs. Silvia Krueger Pela acted as secretary.

4. Agenda: (i) approval of the contraction by the Company with the International Finance Corporation (“IFC”), together with others financial institutions, of a credit line in the amount of seven hundred and fifty million U.S. dollars (US$ 750.000.000,00), in connection with the construction of a pulp production plant in the municipality of Ribas do Rio Pardo, State of Mato Grosso ("Project Cerrado" and "Transaction", respectively); (ii) approval of the granting of collateral in the scope of the Transaction, consisting of a fiduciary alienation of real state and equipments; (iii) approval of the authorization for the Company’s Board of Officers, represented by any two officers, to perform any and all acts necessary or convenient to implement the resolutions above, if approved; and (iv) approval of the ratification of all acts that have been performed by the Company's management related to the above matters.

5. Minutes in summary form: the Directors, unanimously, approved the drawing of these minutes in summary form.

6. Resolutions: the Directors, unanimously and without restrictions:

6.1 Approved the Transaction, which will consist of two tranches: the (a) "A-loan", a US$ 250 million (two hundred and fifty million dollars) loan with IFC's own resources and a total term of 8 years; and the (b) "B-loan", a syndicated loan of up to US$ 500 million (five hundred million dollars) with financial institutions' own resources and a total term of 7 years;

6.2 Approved the granting of the collateral, consisting of a fiduciary alienation of real estate and equipments, where the Imperatriz (MA) industrial complex is currently located,

represented by registry numbers Nos. 1.470, 3.291, 7.649, 23.102 and 34.856, of the 6th registry office of the city of Imperatriz, State of Maranhão, including the referred lien, besides the land, the constructions, improvements, facilities, machines, equipment and any present and future accessions, to guarantee the Transaction ("Collateral");

6.3 In accordance with the laws of the Company, authorized the Board of Executive Officers of the Company, represented by any two officers, to practice any and all acts required or convenient for executing the above resolutions, including, but no limited to (i) discussing, negotiating and defining the terms and conditions of said agreement not established in this resolution; and (ii) entering into the respective agreements for the Transaction and the granting of the Collateral, as well as any other correlated agreements, instruments and any amendments related to Transaction; and

6.4 Ratified all the acts that have been performed by the Company’s management related to the above matters.

7. Closure: The being no further business to discuss, the Meeting was closed. The minutes of the Meeting were drafted and approved by all Board of Directors members present. Signatures: David Feffer – President; Silvia Krueger Pela – Secretary. Members of the Board of Directors: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Pessoa (Board Member), Gabriela Feffer Moll (Board Member), Maria Priscila Rodini Vansetti Machado (Board Member), Paulo Rogerio Caffarelli (Board Member), Paulo Sergio Kakinoff (Board Member), Rodrigo Calvo Galindo (Board Member).

This is a true copy of the original minutes drawn up in the Company’s records.

São Paulo, SP, December 20, 2022

___________________________

Silvia Krueger Pela

Secretary